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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

  For the fiscal year ended June 30, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

  For the transition period from        to

  Commission file number 1-4802

             BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
                           (FULL TITLE OF THE PLAN)

                         BECTON, DICKINSON AND COMPANY
           (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

            1 Becton Drive                           07417-1880
      Franklin Lakes, New Jersey                     (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICER)

                                (201) 847-6800
                              (TELEPHONE NUMBER)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

1.  FINANCIAL STATEMENTS AND SCHEDULES.

    The following financial data for the Plan are submitted herewith:

    Report of Independent Auditors

    Statements of Net Assets Available for Benefits, as of June 30, 2000 and
    1999

    Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2000

    Notes to Financial Statements

    Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes at end of year as of June 30, 2000


2.1 EXHIBITS.

    See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Becton, Dickinson and Company
Savings Incentive Plan

June 30, 2000

                         Becton, Dickinson and Company
                             Savings Incentive Plan

                 Financial Statements and Supplemental Schedule

                                 June 30, 2000



                                    Contents

Report of Independent Auditors                                                   F-1

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2000 and 1999..   F-2
Statement of Changes in Net Assets Available for Benefits for the year ended
June 30, 2000.................................................................   F-3
Notes to Financial Statements.................................................   F-4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes
at End of Year as of June 30, 2000............................................  F-11


                         Report of Independent Auditors

Savings Incentive Plan Committee
Becton, Dickinson and Company

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2000 and 1999, and the changes in its net assets available for benefits for the year ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



New York, New York
December 8, 2000

                         Becton, Dickinson and Company
                             Savings Incentive Plan

                Statements of Net Assets Available for Benefits


                                                                   June 30
                                                             2000          1999
                                                        ---------------------------
Assets
Investments at fair value:
 Becton, Dickinson and Company Common Stock (6,151,634
  shares and 6,671,102 shares, respectively)             $164,819,470  $184,912,860

 Becton, Dickinson and Company Series B ESOP
  Convertible Preferred Stock (752,271 shares and
  809,348 shares, respectively) (Note 6)                  138,118,362   155,394,852


 State Street Bank and Trust Company S&P 500 Flagship
  Fund Series A                                           135,436,563   132,092,543

 State Street Bank and Trust Company MidCap Index Fund
 Series A                                                  37,696,644    29,877,644
 Barclays Global Investors Balanced Fund                   32,274,359    31,244,446
 State Street Short-Term Investment Fund                    2,427,421
 Cap Guardian International Equity Fund                     8,798,437
 Lord Abbett Development Growth Fund                        5,944,073
Investment contracts at contract value                    148,386,758   158,663,620
                                                       ----------------------------
Total investments                                         673,902,087   692,185,965

Receivables:
 Interest                                                      38,338        58,136
 Dividends                                                                       63
 Employer contributions                                     5,334,993     8,863,102
 Other receivable                                              94,023     1,711,628
 Loans receivable from participants                        16,942,518    18,293,968
Cash and cash equivalents                                  12,202,904     9,350,413

Total assets                                              708,514,863   730,463,275

Liabilities
Accrued interest payable                                    1,345,747     1,575,411
Debt obligations (Notes 6 and 7)                           28,481,410    33,342,022
Investment management fees payable                             24,815       202,406
Other                                                          70,711       447,916
Total liabilities                                          29,922,683    35,567,755
                                                       ----------------------------
Net assets available for benefits                        $678,592,180  $694,895,520
                                                       ============================


See accompanying notes.

                         Becton, Dickinson and Company
                             Savings Incentive Plan

           Statement of Changes in Net Assets Available for Benefits

                            Year ended June 30, 2000



Additions:
 Participants' contributions                                     $ 39,091,792
 Rollover contributions                                            11,569,791
 Company contributions                                              5,589,892
 Interest income                                                   10,904,264
 Dividends                                                          6,044,028

                                                                   73,199,767
Deductions:
 Distributions to participants                                     74,583,137
 Interest expense                                                   4,266,904
 Administrative expenses and other                                  2,163,816

                                                                   81,013,857

Net depreciation in fair value of investments                      (8,489,250)
                                                              ---------------

Net decrease                                                      (16,303,340)

Net assets available for benefits at beginning of year            694,895,520
                                                              ---------------
Net assets available for benefits at end of year                 $678,592,180
                                                              ===============

See accompanying notes.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                         Notes to Financial Statements



1.  Significant Accounting Policies

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. The value of the Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock was determined based upon the guaranteed redemption value of $59 per share or 640% of the fair value of the Becton, Dickinson and Company Common Stock, whichever is higher. Investment contracts (Fixed Income Fund) are contracts with insurance companies which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from three months to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, ESOP fees, and other administrative expenses are shared by Becton, Dickinson and Company and the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of the Plan

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries (the "Company") are eligible for participation in the Plan on the first enrollment date coincident with or next following the date on which the employee commences employment with the Company.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Pre-tax contributions are subject to annual Internal Revenue Code limitations of $10,500 and $10,000 for 2000 and 1999, respectively.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 40l(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to him exceeds the amount of after-tax dollars he has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in any combination of 1%.

The assets of the Fixed Income Fund are invested in contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. The weighted average yield for the investment contracts was 6.26% and 6.30% at June 30, 2000 and 1999, respectively. The crediting interest rates ranged from 5.97% to 7.28% at June 30, 2000 and 5.15% to 13.50% at June 30, 1999. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitations on guarantees under the terms of the contracts. No valuation reserves have been established

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


2.  Description of the Plan (continued)

to adjust contract amounts. The fair value of the investment contracts recorded at contract value is approximately $145,744,266 and $158,535,500 at June 30, 2000 and 1999, respectively.

State Street Bank & Trust Company ("State Street Bank") is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Index Fund, the MidCap Index Fund and the Becton, Dickinson and Company Common Stock Fund. PRIMCO Capital Management Inc. is the investment manager of the Fixed Income Fund. Barclays Global Investors is the investment manager of the Balanced Fund, Lord Abbett is the investment manager of the Small Cap Fund, and Capital Guardian Trust Company is the investment manager of the International Equity Fund.


The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Company implemented an Employee Stock Ownership Plan (ESOP) whereby the Becton, Dickinson and Company Preferred Stock Fund was created to account for employer matching contributions being invested in convertible preferred stock on behalf of employees. Over the past several years, preferred shares have accumulated in the trust in excess of the Company's matching obligation. As a result, the Company matched up to an additional 1% of each eligible participant's salary. This increase in the Company's contribution was allocated in September 1999. Refer to Note 6.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set annually. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


2.  Description of the Plan (continued)

The Plan provides for vesting in employer matching contributions based on months of participation as follows:

Full Months of Participation   Percentage
------------------------------------------


Less than 24 months                      0%
24 but less than 36 months              50%
36 but less than 48 months              75%
48 months or more                      100%

Any participating employee with 5 or more years of service regardless of months of participation will have a 100% vested percentage in the Company's matching contributions. Also, participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2000 and 1999 amounted to $-0- and $186,468, respectively. For the purpose of preparing the Plan's Form 5500 such amounts are recorded as liabilities.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


3.  Investments

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


Participant-directed:
 Becton, Dickinson and Company Common Stock             $ (8,518,487)
 State Street Bank and Trust Company S&P 500
 Flagship Fund Series A                                    9,386,108
 State Street Bank and Trust Company MidCap Index
  Fund Series A                                            5,347,097

 Barclays Global Investors Balanced Fund                   2,336,056
 Cap Guardian International Equity Fund                      320,951
 Lord Abbett Development Growth Fund                        (633,926)

Non-participant directed:
 Becton, Dickinson and Company Series B ESOP
 Convertible Preferred Stock                             (16,727,049)
                                                     ---------------
                                                        $ (8,489,250)
                                                     ===============

Information about the significant components of the changes in net assets related to the non-participant directed investment, Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock, is as follows:



Contributions                                           $  4,557,321
Interest and dividends                                     3,778,529
Net realized and unrealized depreciation in fair         (16,727,049)
 value
Distribution to participants                              (2,384,307)
Loan withdrawals                                            (285,562)
Transfers between funds                                     (547,465)
Interest expense                                          (4,266,904)
Other                                                     (1,401,053)
                                                     ---------------
Total                                                   $(17,276,490)
                                                     ===============

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 30, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)



4.  Income Tax Status (continued)

qualification. The plan committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.  Related Party Transactions

During the year ended June 30, 2000, the Plan purchased and distributed 1,257,818 shares and 1,777,287 shares, respectively, of the Company's common stock and recorded $2,157,759 in dividends on the common stock from the Company. In addition, the Plan purchased and distributed 127,872 shares and 184,949 shares, respectively, of the Series B ESOP convertible preferred stock of the Company and recorded $3,743,724 in dividends on the preferred stock from the Company.

6.  Employee Stock Ownership Plan (ESOP)

The Company maintains an Employee Stock Ownership Plan (ESOP) as part of the Savings Incentive Plan. The ESOP operates to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's covered compensation. To accomplish this, the ESOP borrowed $60,000,000 in a private debt offering and used the proceeds to buy the Company's Series B ESOP convertible preferred stock.

Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share which will be used by the ESOP, together with Company contributions to repay the ESOP borrowings. The allocated and unallocated shares at cost and market at June 30 were as follows:

                               June 30, 2000              June 30, 1999
                        -----------------------------------------------------
                           Allocated   Unallocated   Allocated   Unallocated
                        -----------------------------------------------------
Becton, Dickinson and
 Company Series B ESOP
 Convertible Preferred
 Stock:
 Number of shares             370,492      381,779      362,857       446,491
 Cost                     $21,859,028  $22,524,961  $21,408,980   $26,342,969
 Market                    68,022,269   70,096,093   69,668,580    85,726,272

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)


6.  Employee Stock Ownership Plan (ESOP) (continued)

Over a 15 year period, the trust will repay the loan; and as the loan is gradually repaid, a portion of the preferred stock will be released and used to match participants' contributions in the Plan. The initial allocation of preferred stock to plan participants began in March 1990. Each year, a pre-determined number of preferred shares will be released and available to be allocated to participants' accounts. If the total value of the preferred shares released (as the ESOP loan is repaid) is not sufficient to fully match the participants' contributions, the remaining portion of the match will be made to the Company Common Stock Fund.

7.  Debt Obligations

In connection with the Employee Stock Ownership Plan feature, the Plan issued $60,000,000 of ESOP notes in a private placement. The notes bear interest at 9.45% and are guaranteed by the Company. The notes, which are due July 1, 2004, require semi-annual interest payments and annual principal payments. The aggregate annual maturities of the debt obligations during the years ended June 30, 2001 to 2005 are as follows: 2001-$5,343,000, 2002-$5,873,000, 2003-
$6,455,000, 2004-$7,095,000 and 2005-$3,716,000.

                                                    EIN:  22-0760120
                                                    Plan #: 011
                         Becton, Dickinson and Company
                             Savings Incentive Plan

         Schedule H, Line 4(i)--Schedule of Assets Held for Investment
                            Purposes at End of Year

                                 June 30, 2000


                                                           Number        Contract
    Identity of Issue, Borrower, Lessor or Similar        of Units      or Current
         Party and Description of Investment             or Shares        Value
------------------------------------------------------------------------------------
State Street Bank & Trust Company
*Becton, Dickinson and Company Common Stock                6,151,634    $164,819,470

State Street Bank & Trust Company
*Becton, Dickinson and Company Series B ESOP
 Convertible Preferred Stock                                 752,271     138,118,362


State Street Bank & Trust Company
S&P 500 Flagship Fund Series A                             2,820,745     135,436,563

State Street Bank & Trust Company
S&P MidCap Index Fund Series A                            11,757,162      37,696,644

Barclays Global Investors
Balanced Fund                                             11,802,867      32,274,359

State Street Bank & Trust Company
State Street Short-Term Investment Fund                   16,541,983       2,427,421

State Street Bank & Trust Company
Cap Guardian International Equity Fund                     7,015,708       8,798,437

State Street Bank & Trust Company
Lord Abbett Development Growth Fund                        5,203,203       5,944,073

Allstate Life Insurance Company
GIC #GA/77016A, due 2/15/03, at 6.40%                                     18,102,093
GIC #GA/31028, due 2/15/02, at 5.97%                                      11,928,530

Bank of America NT & SA
GIC #99-242, termination date as specified by                              5,175,113
 contract, at 7.20%

Caisse des Depots
BR-239-02, due 12/12/02, at 6.57%                                          2,006,617
BR-239-03, due 5/14/04 at 5.92%                                            4,834,823


 * As Becton, Dickinson and Company is the plan sponsor, these represent party-in-interest transactions.

                                                    EIN:  22-0760120
                                                    Plan #: 011
                         Becton, Dickinson and Company
                             Savings Incentive Plan

         Schedule H, Line 4(i)--Schedule of Assets Held for Investment
                      Purposes at End of Year (continued)

                                 June 30, 2000


                                                                     Number          Contract
        Identity of Issue, Borrower, Lessor or Similar              of Units        or Current
              Party and Description of Investment                  or Shares           Value
--------------------------------------------------------------------------------------------------
Continental Assurance Co.
GIC #63005752, maturing at last asset cash flow, at 7.28%                             $ 14,329,311

John Hancock Mutual Life Insurance Company
GIC #GA/7238-1, due 5/1/02 at 6.21%                                                      5,411,570
GIC #14973, due 5/1/07 at 6.83%                                                          4,000,724

Metropolitan Life Insurance Company
GIC #GA/13669, due 4/30/01, at 5.61%                                                       733,439

Prudential Cap Max
GIC #10008-212, due 4/23/02 at 5.91%                                                     1,283,982

UBS AG
GIC #5070, termination date as specified by contract, at 7.02%                           5,021,363

Monumental Life Insurance Company
#00091TR, termination date as specified by contract, at 6.67%                           32,839,093

Security Life of Denver Insurance Company
GIC #108GIC, due 9/28/00, at 6.44%                                                       4,586,833

State Street Bank and Trust
GIC #96034, due 10/16/06, at 6.19%                                                      24,608,437

UBS AG
GIC #5042, maturing at last asset cash flow, at 6.81%                                    2,953,737

Business Men's Assurance - MBIA
GIC #1324, due 11/03/03, at 5.48%                                                        5,179,271
GIC #1352, due 3/21/03, at 6.05%                                                         2,156,104

Jackson National Life Insurance Company
GIC #1261, due 3/18/04, at 6.05%                                                         3,235,718
                                                                               -------------------
Total investments                                                                      673,902,087

Loans receivable from participants (original loan amounts
 ranging from $1,000 to $50,000 bearing interest at rates
 ranging from 7% to 11.5%)                                                              16,942,518
                                                                               -------------------
                                                                                      $690,844,605
                                                                               ===================

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE SAVINGS INCENTIVE PLAN COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                          Becton, Dickinson and Company
                                           Savings Incentive Plan

                                                  /s/ Gerald Caporicci
                                          _____________________________________
                                                    GERALD CAPORICCI
                                             MEMBER, SAVINGS INCENTIVE PLAN
                                                        COMMITTEE

Date: December 20, 2000

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                    DESCRIPTION                            METHOD OF FILING
-------                   -----------                            ----------------
   23           Consent of Independent Auditors               Filed with this report